Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Shell Company Report on Form 20-F of Gamehaus Holdings Inc. of our report dated March 29, 2024, with respect to our audits of Golden Star Acquisition Corporation’s balance sheets as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2023 which report is included in the Annual Report on Form 10-K of Golden Star Acquisition Corporation for the year ended December 31, 2023. Our report contained explanatory paragraphs regarding substantial doubt about Golden Star Acquisition Corporation’s ability to continue as a going concern and revision of prior period financial information.

We also consent to the reference to our Firm under the caption “Experts” in such Shell Company Report on Form 20-F.

/S/ UHY LLP

Irvine, California

January 30, 2025